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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 51601

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING JANUARY 1, 2006 (MM/DD/YY) AND ENDING DECEMBER 31, 2006 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: DBA: Silver Oak Securities, Incorporated
WILLIAM E. HOPKINS & ASSOCIATES, INC.

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
3339 N. HIGHLAND AVENUE
(No. and Street)

PROCESSED
AUG 2 4 2007
THOMSON FINANCIAL

JACKSON (City) TENNESSEE (State) 38305 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
GEORGE T. ALLEN III 731-668-3825
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
WHITEHORN TANKERSLEY & CO., PLLC
(Name – *if individual, state last, first, middle name*)

110 E. PLEASANT STREET (Address) COVINGTON (City) TENNESSEE (State) 38019 (Zip Code)

SEC MAIL PROCESSING SECTION
RECEIVED
FEB 2 6 2007
WASH, D.C.
185

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, GEORGE T. ALLEN III, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of WILLIAM E. HOPKINS & ASSOCIATES, INC., as of DECEMBER 31, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CFO

Title

Notary Public

ANN HOPKINS NOTARY PUBLIC AT LARGE MADISON COUNTY, TN

This report ** contains (check all applicable boxes):

- [X] (a) Facing Page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of Changes in Financial Condition.
- [X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- N/A (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital.
- N/A (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- N/A (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- N/A (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- N/A (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- N/A (m) A copy of the SIPC Supplemental Report.
- N/A (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

WILLIAM E. HOPKINS & ASSOCIATES, INC.

FINANCIAL STATEMENTS AND ADDITIONAL INFORMATION
YEAR ENDED DECEMBER 31, 2006

CONTENTS

(WTC) Whitehorn Tankersley & Co., PLLC

CERTIFIED PUBLIC ACCOUNTANTS

110 EAST PLEASANT AVENUE / P.O. BOX 369 / COVINGTON, TENNESSEE 38019 / (901) 476-8275 / (901) 476-0867 FAX

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors
William E. Hopkins & Associates, Inc.

We have audited the accompanying balance sheet of William E. Hopkins & Associates, Inc. as of December 31, 2006, and the related statements of income, cash flows, and changes in stockholder's equity for the year then ended that you are filing pursuant to Regulation 1.16 under the Commodity Exchange Act (CEAct). These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of William E. Hopkins & Associates, Inc. at December 31, 2006, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule listed in the accompanying table of contents is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by regulations under the CEAct. This schedule is the responsibility of the Company's management. Such schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Whitehorn Tankersley & Co., PLLC

February 9, 2007

WILLIAM E. HOPKINS & ASSOCIATES, INC.
BALANCE SHEET
DECEMBER 31, 2006

ASSETS

CURRENT ASSETS	
Cash	$ 134,645
Receivables from brokers	419,112
Other receivables	1,200
Security deposit held by broker	15,000
Deferred income tax asset	1,235
	$ 571,192

LIABILITIES AND STOCKHOLDER'S EQUITY

CURRENT LIABILITIES	
Accounts payable	$ 833
Accrued income taxes	9,352
Accrued expenses	449,559
TOTAL CURRENT LIABILITIES	459,744
STOCKHOLDER'S EQUITY	
Common stock	16,100
Paid-in capital	39,125
Retained earnings	56,223
	111,448
	$ 571,192

See notes to financial statements

WILLIAM E. HOPKINS & ASSOCIATES, INC.
STATEMENT OF INCOME
YEAR ENDED DECEMBER 31, 2006

REVENUES	
Commissions	$ 2,401,198
Interest	6,386
Other income	12,124
	2,419,608
EXPENSES	
Employee compensation and benefits	234,169
Commissions	2,034,253
General office	84,006
	2,352,428
NET EARNINGS BEFORE INCOME TAXES	67,180
INCOME TAX (EXPENSE)	(14,308)
NET INCOME	$ 52,872

See notes to financial statements

WILLIAM E. HOPKINS & ASSOCIATES, INC.
STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2006

CASH FLOWS FROM OPERATING ACTIVITIES	
Net income	$ 52,872
Adjustments to reconcile net income to net cash provided by operating activities	
Change in operating assets and liabilities	
Receivables from brokers	(277,275)
Other receivables	(396)
Accounts payable	(301)
Accrued expenses	201,776
Income taxes	7,936
Total adjustments	(68,260)
NET CASH USED FOR OPERATING ACTIVITIES	(15,388)
NET (DECREASE) IN CASH	(15,388)
CASH BALANCE	
Balance at beginning of year	150,033
Balance at end of year	$ 134,645

NOTE: There were income taxes paid during the year ended December 31, 2006 in the amount of $3,000.

See notes to financial statements

WILLIAM E. HOPKINS & ASSOCIATES, INC.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
YEAR ENDED DECEMBER 31, 2006

	COMMON STOCK CLASS A		PAID - IN	RETAINED	
	SHARES	AMOUNT	CAPITAL	EARNINGS	TOTAL
Balance at beginning of year	1,610,000	$ 16,100	$ 39,125	$ 3,351	$ 58,576
Net income	-	-	-	52,872	52,872
Balance at end of year	1,610,000	$ 16,100	$ 39,125	$ 56,223	$111,448

See notes to financial statements

WILLIAM E. HOPKINS & ASSOCIATES, INC.
NOTES TO FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2006

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

TRADE ACCOUNTS RECEIVABLE - Trade accounts receivable are stated at the amount management expects to collect from balances outstanding at year-end. Based on management's assessment of the credit history with its broker-dealer and other customers having outstanding balances and current relationships with them, it has concluded that realization losses on balances outstanding at year-end will be immaterial.

INCOME TAXES - Income taxes are provided using an asset and liability approach. The difference between the financial statement and tax bases of assets and liabilities is determined annually. Deferred income tax assets and liabilities are computed for those differences that have future tax consequences using the currently enacted tax laws and rates that apply to the periods in which they are expected to affect taxable income. Deferred tax assets are recognized for the expected future tax benefit attributable to certain accrued expenses that are not deductible until paid. Valuation allowances are established, if necessary, to reduce the deferred tax asset to the amount that will more likely than not be realized. Income tax expense is the current tax payable or refundable for the period plus or minus the net change in the deferred tax assets and liabilities.

CASH FLOWS - For purposes of reporting cash flows, cash consists of cash on deposit. Highly liquid investments with a maturity of three months or less when purchased are considered cash equivalents. There were no cash equivalents during the year ended December 31, 2006.

ESTIMATES - The preparation of financial statements in conformity with generally accepted accounting principles and prevailing industry practices requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 2 - DESCRIPTION OF BUSINESS

The Company was chartered in January 1998. In January 1999, the Company received $16,100 upon issuance of 1,610,000 shares of common stock.

The Company operates in the securities industry as an introducing broker, predominantly in the West Tennessee area.

NOTE 3 - INCOME TAXES

The net deferred taxes in the accompanying balance sheet includes the following amounts of deferred tax assets and liabilities.

WILLIAM E. HOPKINS & ASSOCIATES, INC.
NOTES TO FINANCIAL STATEMENTS - CONTINUED
YEAR ENDED DECEMBER 31, 2006

NOTE 3 - INCOME TAXES - CONTINUED

DEFERRED TAX ASSET	
Federal	$ 862
State	373
	1,235
DEFERRED TAX LIABILITY	
Federal	-
State	-
	-
NET DEFERRED TAX ASSET	$ 1,235
NET FEDERAL TAX ASSET	$ 862
NET STATE TAX ASSET	$ 373

The components of income tax benefit (expense) are as follows:

CURRENT	
Federal	$ (8,577)
State	(3,775)
	(12,352)
DEFERRED	
Federal	(1,365)
State	(591)
	(1,956)
	$ (14,308)

The income tax provision differs from the benefit (expense) that would result from applying federal statutory tax rates to income (loss) before income taxes because of state income taxes.

NOTE 4 - CAPITAL STOCK

The Company is authorized to issue two million (2,000,000) shares with a par value of $.01 per share, with all voting rights to be known as Class A stock, and one million (1,000,000) shares with a par value of $.01 per share with no voting rights to be known as Class B stock. As of December 31, 2006, 1,610,000 shares of the Class A stock have been issued and remain outstanding, and no shares of the Class B stock have been issued.

WILLIAM E. HOPKINS & ASSOCIATES, INC.
NOTES TO FINANCIAL STATEMENTS - CONTINUED
YEAR ENDED DECEMBER 31, 2006

NOTE 5 - CONCENTRATIONS OF CREDIT RISK

The Company has an agreement with a broker-dealer whereby all of certain types of securities transactions must be cleared through that broker-dealer. Other securities transactions (primarily mutual fund transactions) are excluded from this agreement. In the event counterparties with whom the Company transacts business do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. The Company does not anticipate nonperformance by clients or counterparties in the preceding situations. If either a customer or a counterparty fails to perform, the Company may be required to discharge the obligation of the nonperforming party and, in such circumstances, the Company may sustain a loss. It is the Company's policy to review, as necessary, the credit standing of each counterparty with which it conducts business.

The Company maintains its cash balances in one financial institution located in Lexington, Tennessee. The balances are insured by the Federal Deposit Insurance Corporation up to $100,000. At December 31, 2006, the Company's uninsured cash balances total $59,479.

NOTE 6 - RELATED PARTY TRANSACTIONS

All of the outstanding common stock of the Company is owned by WEH Investments, LLC (WEH). The Company has entered into a management services agreement with WEH whereby WEH agreed to make direct payment to vendors and creditors of the Company for the following types of expenses: meals, entertainment, travel, office expenses, postage and shipping, telephone, and rent. As consideration for these management services, the Company is liable for a monthly fee of $5,000. The total payments for the year ended December 31, 2006 under this agreement was $41,000. The remaining $19,000 of payments required under the agreement were waived by WEH.

During the year ended December 31, 2006, the Company paid commissions to members of WEH in the amount of $76,163. In addition, approximately $5,700 of commissions payable to these individuals were included in accrued expenses as of December 31, 2006.

The Company paid officer salaries in the combined amount of $219,667 to two employees who are also members of WEH.

NOTE 7 - NET CAPITAL REQUIREMENTS

The Company is subject to the minimum capital requirements of several regulatory organizations. Under the most restrictive of these rules, the Company is required to maintain "adjusted net capital" in the amount of $5,000.

SUPPLEMENTAL SCHEDULE

WILLIAM E. HOPKINS & ASSOCIATES, INC.
COMPUTATION OF NET CAPITAL
AS OF DECEMBER 31, 2006

Schedule 1

	REPORTED IN FORM X-17A-5	RECONCILING ITEMS	REPORTED IN AUDIT REPORT
COMPUTATION OF NET CAPITAL			
Total stockholder's equity from balance sheet/ qualified for net capital	$ 123,064	$ (11,616)	$ 111,448
Deductions			
Receivables from broker	(1,035)	-	(1,035)
Receivables from noncustomers	(18,248)	-	(18,248)
Deferred income tax asset	(3,190)	1,955	(1,235)
Other deductions	(2,539)	-	(2,539)
Net capital before haircuts on securities positions	98,052	(9,661)	88,391
Haircuts on security positions	(300)	-	(300)
Net Capital	$ 97,752	$ (9,661)	$ 88,091
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT			
Minimum net capital required	$ 30,005	$ 646	$ 30,651
Minimum dollar net capital requirement	$ 5,000	$ -	$ 5,000
Net capital requirement	$ 30,005	$ 646	$ 30,651
Excess net capital	$ 67,747	$ (10,307)	$ 57,440
Excess net capital at 1000%	$ 52,743	$ (10,626)	$ 42,117
COMPUTATION OF AGGREGATE INDEBTEDNESS			
Total liabilities from balance sheet/aggregate indebtedness	$ 450,083	$ 9,661	$ 459,744
Percentage of aggregate indebtedness to net capital	460 %	62 %	522 %

EXPLANATION OF RECONCILING ITEMS

The reconciling items, and effects thereof, are attributable to the following audit adjustments:

(1) The deferred income tax asset was reduced by $1,995.

(2) The liability for accrued income taxes was increased by $9,661.

(WTC) Whitehorn Tankersley & Co., PLLC

CERTIFIED PUBLIC ACCOUNTANTS

110 EAST PLEASANT AVENUE / P.O. BOX 369 / COVINGTON, TENNESSEE 38019 / (901) 476-8275 / (901) 476-0867 FAX

REPORT ON INTERNAL CONTROL REQUIRED BY CFTC REGULATION 1.16

To the Board of Directors
William E. Hopkins & Associates, Inc.

In planning and performing our audit of the financial statements of William E. Hopkins & Associates, Inc. (the Company) for the year ended December 31, 2006 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control), including control activities for safeguarding firm assets, as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Regulation 1.16 of the Commodity Futures Trading Commission (CFTC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Regulation 1.16 in making the periodic computations of minimum financial requirements pursuant to Regulation 1.17.

Our consideration of internal control was for the limited purpose described in the preceding paragraphs and would not necessarily identify all deficiencies in internal control that might be significant deficiencies or material weaknesses. However, as discussed below, we identified certain deficiencies in internal control that we consider to be a significant deficiency and another deficiency that we consider to be a material weakness.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control. We consider the following deficiency to be a significant deficiency in internal control.

Segregation of Duties

Condition: Due to the small size of the entity, there is inadequate segregation of duties between the accounting and custody functions. As such, an individual who performs both of these functions may have the opportunity to conceal any theft or misappropriation of assets.

Management response: Management believes the cost of correcting this deficiency would exceed the benefits to be derived from doing so.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control. We believe that the following deficiency constitutes a material weakness.

Preparation of Financial Statements

Condition: The Company does not have an employee or member of management that possesses the skills and knowledge to apply generally accepted accounting principles in recording certain of the entity's financial transactions or preparing its financial statements.

Management response: Management believes the cost of correcting this deficiency would exceed the benefits to be derived from doing so. As such, management has elected to have its auditor propose necessary year end adjustments and to draft the annual financial statements.

We understand that the practices and procedures that accomplish the objectives referred to in the second paragraph of this communication are considered by the CFTC to be adequate for its purposes in accordance with the Commodity Exchange Act and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2006, to meet the CFTC's objectives.

The Company's written responses to the significant deficiency and the material weakness identified in our audit have not been subjected to the auditing procedures applied in the audit of the financial statements and, accordingly, we express no opinion on them.

This communication is intended solely for the information and use of the board of directors, management, the CFTC, and other regulatory agencies that rely on Regulation 1.16 under the CFTC, and is not intended to be and should not be used by anyone other than those specified parties.

Whitesboro Fahnenberg & Co, PLLC

February 9, 2007

END